

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 15, 2006

Mr. Joseph J. Euteneuer
Executive Vice President and Chief Financial Officer
XM Satellite Radio Inc.
1500 Eckington Place N.E.
Washington, D.C. 20002-2194

      Re: XM Satellite Radio Inc.
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed March 16, 2006

              Form 10-Q for Fiscal Quarter Ended September 30, 2006
              File No. 333-39178

Dear Mr. Euteneuer:

      We have reviewed your filing and have the following comment. We have limited our review of your filing to the issue we have addressed in our comment. We have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for Fiscal Quarter Ended September 30, 2006

1. We note that you are providing the financial statements of your parent, XM Satellite Radio Holdings Inc., instead of your financial statements. Please tell us why you are not required to provide your financial statements.

                    *   *   *   *

      As appropriate, please respond to our comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director